03011906

AB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH D.C. 155

SEC FILE NUMBER
8- 39511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Edwards, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6041 South Syracuse Way, Suite 305
(No. and Street)

Englewood	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward H. Price (303) 740-8448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward H. Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

2-21-06,

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER EDWARDS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

SPENCER EDWARDS, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Spencer Edwards, Inc.

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. as of December 31, 2002, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Edwards, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co

Denver, Colorado
February 19, 2003

SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	36 645
Securities owned, at market value		1 539
Due from clearing broker		207 069
Property and equipment, net of accumulated depreciation of $124,585		12 417
	$	**257 670**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued commissons, salaries and payroll taxes	$	81 504
Accounts payable and accrued expenses		39 632
		121 136
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 6)		50 000
Total liabilities		171 136
COMMITMENTS AND CONTINGENCIES (Notes 2 and 7)		
SHAREHOLDER'S EQUITY (Notes 3 and 5)		
Common stock, $0.01 par value; 100,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		86 434
Deficit since December 31, 2002 in connection with quasi-reorganization		-
Total shareholder's equity		86 534
	$	**257 670**

The accompanying notes are an integral part of this statement

SPENCER EDWARDS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commissions	$ 1 354 078
Trading profit, net	146 268
Other income	199 802
Total revenue	1 700 148
EXPENSES:	
Clearing charges	277 418
Commissions	860 517
General and administrative expenses	330 019
Communications	64 088
Salaries and payroll taxes	141 175
Occupancy expenses	209 281
Advertising and promotion	3 970
Total expenses	1 886 468
NET LOSS BEFORE INCOME TAX BENEFIT	(186 320)
INCOME TAX BENEFIT	11 234
NET LOSS	**$ (175 086)**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

BALANCE, December 31, 2001	$	-
Amount borrowed		50 000
BALANCE, December 31, 2002	**$**	**50 000**

The accompanying notes are an integral part of this statement

SPENCER EDWARDS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES, December 31, 2001	10 000	$ 100	$ 481 460	$ (244 940)
Capital contributions	-	-	25 000	-
Net loss	-	-	-	(175 086)
Quasi reorganization (Note 3)	-	-	(420 026)	420 026
BALANCES, December 31, 2002	**10 000**	**$ 100**	**$ 86 434**	**$ -**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(175 086)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		20 540
Decrease in securities owned, at market value		5 203
Decrease in receivable from clearing broker		149 021
Decrease in accrued payroll and payroll taxes		(14 632)
Decrease in accounts payable		(83 841)
Decrease in securities sold, but not yet purchased		(71 902)
Increase in interest payable		1 667
Net cash used in operating activities		(169 030)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable		50 000
Capital contributions		25 000
Net cash provided by financing activities		75 000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(94 030)
CASH AND CASH EQUIVALENTS, at beginning of year		130 675
CASH AND CASH EQUIVALENTS, at end of year	**$**	**36 645**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Spencer Edwards, Inc. is a Colorado Corporation and operates as a securities broker-dealer. The Company is a wholly owned subsidiary of Primarc Holding Corp. (Primarc).

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Revenues and related expenses on a trade date basis would not be materially different.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of the related assets, ranging from five to seven years. Leasehold improvements are amortized over the term of the related lease.

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from its parent on a month-to-month basis. Total rental expense of $96,751 was charged to operations during the year ended December 31, 2002.

NOTE 3 - QUASI REORGANIZATION

On December 31, 2002 the shareholder of the Company approved a plan of informal quasi reorganization. The reorganization resulted in the elimination of $420,026 of accumulated deficit at the date of reorganization and a decrease in additional paid-in capital in the same amount.

NOTE 4 - INCOME TAXES

The Company has an unused net operating loss carryforward for income tax purposes of approximately $789,000 available to offset future taxable income of which approximately $4,200 expires in 2019, $202,700 expires in 2020, $356,100 expires in 2021 and the remaining amount expires in 2022. This net operating loss carryforward may result in future income tax benefits of approximately $268,400; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. In addition, the Company has $17,800 of limited net operating losses expiring in 2006 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded an income tax benefit of $11,234 which represents the tax refund they received in 2002 for the tax year 2000.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 are as follows:

	2001
Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carryforwards	$ 268 400
Timing differences on deductible expenses	15 500
Valuation allowance for deferred tax assets	(283 900)
	$ -

The valuation allowance increased $201,000 for the year ending December 31, 2002.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $123,886 and $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.98 to 1. According to Rule 15c3-1 , the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has borrowed money from a related party under a subordination agreement as follows:

Subordinated note, 24% interest, due September 30, 2003	$ 50 000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc., and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Company had accrued $1,667 in interest as of December 31, 2002 and is included in accrued expenses on the accompanying statement of operations.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

SPENCER EDWARDS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2002

CREDIT:		
Shareholder's equity	$	86 534
Subordinated liabilities		50 000
Total credits		136 534
DEBITS:		
Non-allowable assets:		
Property and equipment, net		12 417
NET CAPITAL BEFORE HAIRCUTS		124 117
Haircuts on securities		231
NET CAPITAL		123 886
Minimum requirements of 6 2/3% of aggregate indebtedness of $121,136 or $100,000, whichever is greater		100 000
EXCESS NET CAPITAL	**$**	**23 886**
AGGREGATE INDEBTEDNESS:		
Accrued commissions, salaries and payroll taxes	$	81 504
Accounts payable and accrued expenses		39 632
	$	**121 136**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.98 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing, as of December 31, 2002.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Spencer Edwards, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Spencer Edwards, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Spencer Edwards, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until properly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Spencer Edwards, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Spencer Edwards, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 19, 2003